UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan
December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp
Inc. Retirement Savings Plan ("Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight
Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.
Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan as of December 31,
2015, and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Cincinnati, Ohio
June 28, 2016

Federal Employer Identification Number: 44-0160260

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value	$40,785,066	$40,316,793
Employer’s contributions receivable	49,115	48,157
Notes receivable from participants	648,143	553,281
Net assets available for benefits, at fair value	$41,482,324	$40,918,231

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(3,487,097)	$981,174
Interest and dividends	2,512,159	1,908,616
Net investment (loss) income	(974,938)	2,889,790

Interest income on notes receivable from participants:	32,569	25,155

Contributions:
Employer	1,539,021	1,123,574
Participants	2,830,067	2,073,312
Rollovers	2,279,380	548,022
Total contributions	6,648,468	3,744,908
Total increases	5,706,099	6,659,853

Deductions:
Benefits paid to participants	5,035,038	1,846,397
Administrative expenses	106,968	76,904
Total deductions	5,142,006	1,923,301

Net increase	564,093	4,736,552
Net assets available for benefits, beginning of year	40,918,231	36,181,679
Net assets available for benefits, end of year	$41,482,324	$40,918,231

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 1.	Description of the Plan
The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (“the Plan”) and provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan administrator.
General
The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of its eligible employees age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Reliance National Trust Company is the trustee and serves as the custodian of the Plan.
The Plan consists of both an Employee Stock Ownership Plan (“ESOP”) component and a non-ESOP component. Peoples intends both components together to constitute a single plan under U.S. Treasury Regulation Section 1.414(1) -1(b)(1). Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP component in the same manner as those provisions apply to the non-ESOP component, except to the extent that those provisions by their terms are inapplicable to the ESOP component.
Employee Stock Ownership Plan
The ESOP component of the Plan is not leveraged and is designed to invest primarily in Peoples common stock. The ESOP component consists of the portion of the assets of the Plan that are invested in the Peoples Bancorp Inc. Common Stock Fund. The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7). Starting at the close of business on December 31. 2014, contributions into Peoples common stock were no longer available through the Plan. However, the investments that were made into Peoples common stock prior to January 1, 2015 remain.
Contributions
The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation.  Effective January 1, 2013, the Plan was amended to allow for after-tax or Roth contributions. Employee rollover contributions are also permitted to be made to the Plan.   In 2015 and 2014, Peoples made matching contributions equal to 100% of the employees' salary deferral amounts up to 3% of the employees' compensation and 50% of the employees' salary deferral amounts on the next 2% of the employees' compensation. Peoples' profit-sharing contributions are discretionary as determined by the Peoples' Board of Directors (none were made in 2015 and 2014).  Contributions are subject to certain limitations.
Participant Investment Account Options
Investment account options available include various funds. Participants direct the investment of their contributions and Peoples' matching contributions into any of the separate investment accounts and may change their allocations daily.
The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise. In 2015 and 2014, the automatic deferral was 5% of compensation.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Participant Accounts
Each participant's account is credited with the participant's contribution, Peoples' contribution and plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions as well as Peoples' matching and profit sharing contributions plus earnings thereon.
Payment of Benefits
Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy. At December 31, 2015 and 2014, Plan assets did not include any accounts of terminated or retired participants who have elected payment from the Plan but have not yet been paid.
Notes Receivable from Participants
The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five year term with approval from the Plan administrator) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan administrator.
Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. Delinquent loans are recorded as distributions once deemed uncollectible, and are a reduction to the participant's account balance.
All interest accrued but not collected for loans placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Plan Termination
Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 2.	Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of the financial statements:
Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets, changes in net assets, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The investment in Peoples common stock has been unitized and is comprised of cash and Peoples common stock. The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions. At December 31, 2015 and 2014, these units are comprised of 197,564 and 198,920 shares of Peoples common stock and cash of $219,687 and $280,371, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments purchased and sold, as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter in January 2015, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan (and the related trust) are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by the Plan as of the required effective dates. Unless otherwise discussed, management believes the impact of any recently issued standards, including those issued but not yet effective, will not have a material impact on the Plan financial statements taken as a whole.
In July 2015, the FASB issued Accounting Standards Update 2015-12 - Plan Accounting (Topics 960, 962, and 965): Part II: Plan Investment Disclosures. This update is a simplification of previous standards, and eliminates the requirement to disclose individual investments that represent 5% or more of net assets. It also

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

allows net appreciation or depreciation of investments to be disclosed in aggregate only, rather than by general type, and the fair value footnote to disclose investments by general type only, rather than including subcategories by nature, characteristics and risks of the investments. The Plan elected to early adopt as of January 1, 2015, and the disclosures have been simplified accordingly by applying the update retrospectively for all periods presented.

Note 3.	Investments
The net depreciation in the fair value of the Plan's investments during the year ended December 31, 2015 including realized and unrealized gains and losses on those investments purchased, sold and held during the year was $3,487,097. The largest single contributor to the net depreciation was the decline in the value of Peoples common stock, as the stock price dropped from $25.93 on December 31, 2014 to $18.84 on December 31, 2015. The net appreciation of the Plan's investments during the year ended December 31, 2014 was $981,174.
Interest and dividends realized on the Plan's investments for the years ended 2015 and 2014 were $2,512,159 and $1,908,616, respectively.

Note 4.	Fair Value Measurements
The measurement of fair value under US GAAP uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active exchange markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.
There have been no significant changes in the valuation techniques during the year ended December 31, 2015. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a non-recurring basis. The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy:
Mutual Funds: These investments are valued using quoted prices in an active market and classified within Level 1 of the valuation hierarchy.
Peoples Bancorp common stock units: Peoples Bancorp common stock units are held in a unitized fund and are comprised of cash and common stock in Peoples Bancorp Inc. The underlying common stock is valued at the closing price of the common stock reported on the NASDAQ Global Select Market® under the symbol “PEBO” and is classified within Level 1 of the valuation hierarchy.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Investments measured at fair value on a recurring basis comprised the following at December 31:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
2015
Mutual funds	$36,843,295	$—	$—	$36,843,295
Peoples Bancorp Inc. Common Stock Fund Units	3,941,771	—	—	3,941,771
Total	$40,785,066	$—	$—	$40,785,066

2014
Mutual funds	$34,878,422	$—	$—	$34,878,422
Peoples Bancorp Inc. Common Stock Fund Units	5,438,371	—	—	5,438,371
Total	$40,316,793	$—	$—	$40,316,793

Note 5.	Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such employer or employee association or relatives of such persons.
The Plan holds common stock of Peoples, which is the plan sponsor. The Plan also invests in certain funds of the Plan trustee. Certain administrative services are provided at no cost to the Plan by Peoples. The Plan paid $106,968 and $76,904 of record-keeping fees to Mass Mutual Retirement Services, LLC during 2015 and 2014, respectively.

Note 6.	Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Peoples common stock represented 10% of the total value of assets held in the Plan at December 31, 2015.

Note 7.	Current Economic Conditions
The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 8.	Subsequent Events
Subsequent events have been evaluated through the date of the Independent Auditor’s Report, which is the date the financial statements were issued.
During June 2016, three new investment options were added to the Plan: Vanguard Small Cap Value Index, Oppenheimer International Growth Y, and T. Rowe Price Retirement 2055. Also, during June 2016, two investment options are no longer available through the Plan: AllianzGI NFJ Small Cap Value and Harbor International.

Note 9.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014, to Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$41,482,324	$40,918,231
Employer's contribution receivable	(49,115)	(48,157)
Net assets available for benefits per Form 5500	$41,433,209	$40,870,074
The following is a reconciliation of employers’ contributions per the financial statements for the years ended December 31, 2015 and 2014, to Form 5500:

	2015	2014
Employer's contributions per the financial statements	$1,539,021	$1,123,574
Add: Employer's contribution receivable at December 31, 2014	48,157	39,463
Less: Employer's contribution receivable at December 31, 2015	(49,115)	(48,157)
Employer's contributions per Form 5500	$1,538,063	$1,114,880

Supplemental Schedule

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)(b) Identity of Issuer	(c) Description of Investment (units)	(e) Current Value
Allianz NFJ Small Cap Value Institutional	14,158	$310,484
American Century Mid Cap Value Institutional	23,815	347,694
American Century Strategic Allocation Conservative Institutional	43,172	233,994
American Century Strategic Allocation Aggressive Institutional	68,668	504,024
American Century Strategic Allocation Moderate Institutional	76,297	486,013
Artisan Mid Cap Investor	63,563	2,541,229
Blackrock Global Allocation-I Fund	22,860	409,886
Columbia Mid Cap Index Fund-Z	160,325	2,210,885
Dodge and Cox Income	147,049	1,954,282
Fidelity Retirement Government Money Market	2,447,296	2,447,296
Fidelity Spartan International Index Investment	7,741	278,125
Harbor International Equity-I Fund	29,007	1,723,915
Mainstay Large Cap Growth-I Fund	260,720	2,562,876
* Peoples Bancorp Stock	325,769	3,941,771
PIMCO Low Duration Institutional Class	165,702	1,633,821
T Rowe Price Balanced Fund	91,178	1,956,678
T Rowe Price New Horizons	15,040	638,611
T Rowe Price Retirement 2005	3,354	41,685
T Rowe Price Retirement 2010	6,505	109,808
T Rowe Price Retirement 2015	20,946	286,541
T Rowe Price Retirement 2020	52,384	1,031,450
T Rowe Price Retirement 2025	72,189	1,079,224
T Rowe Price Retirement 2030	55,498	1,210,411
T Rowe Price Retirement 2035	42,707	674,349
T Rowe Price Retirement 2040	28,353	640,200
T Rowe Price Retirement 2045	44,980	681,898
T Rowe Price Retirement 2050	98,307	1,252,437
Vanguard Equity Income Fund Investor	14,367	424,700
Vanguard Primecap Core Investment	170,955	3,559,285
Vanguard Small Cap Index Admiral	30,055	1,594,404
Vanguard Total Stock Market Index Admiral	79,092	4,017,090
* Participant loans (Interest rates - 3.25% - 5.50%, maturing between June 15, 2016 and June 3, 2021)		648,143
Assets held at end of year		$41,433,209

* Parties-in-interest

Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date:	June 28, 2016	By:	/s/ MATTHEW EDGELL
Matthew Edgell
Senior Vice President, Director of Human Resources
Chairperson, Retirement Plan Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm